SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 16, 2004

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Free Translation

BRASIL TELECOM PARTICIPAÇÕES S.A.
ITEM 6.8 OF THE RULES OF DIFFERENTIATED PRACTICES OF CORPORATE GOVERNANCE
RELATED PARTIES CONTRACTS(2)
June 30, 2004

Object of the Contract	Contractor/Contracted	Term	Amount (R$ thousand) (1)	Conditions of Rescission	Influence of the Contract (3)
Remunerated guarantee - Public Debenture (2nd Issuance)	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/01/2004	405,082 (0.12% p.a.)
Private Debenture	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/27/2006	1,383,439 (100% CDI4)
Remunerated guarantee Consórcio Voa	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jun/27/2007	1,983 (0.12% p.a.)
Non-remunerated guarantee BNDES Loans - 2000	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	1,581,383
Remunerated guarantee BNDES Loans - 2002	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Dec/15/2007	197,966 (0.12% p.a.)
Remunerated guarantee FCO Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jan/01/2008	18,107 (0.12% p.a.)
Non-remunerated guarantee Resolution 63	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/31/2011	95,136
Inter-company Loan	Brasil Telecom S.A. / Brasil Telecom Participações S.A.	Jul/01/2014	91,834 (US$ + 1.75% p.a.)
(1) In the cases of Private Debentures and Inter-company loan, the amount refers to the balance (principal + interest) and the debt cost is shown in brackets. In the guarantees contracts, the amount refers to the balance (principal + interest) and, in the case of remunerated guarantee, the remuneration is shown in brackets.
(2) The Company have to inform all contracts (independently of being only one or various contracts, having the same purposes or not) that reach, in a 1-year period, R$200,000 or 1% of the Company’s Shareholders Equity, whichever is higher.
(3) Should be filled up with explanations, whenever is the case, regarding the influence of the contract over the Company’s management or its capacity or conducting the business, as pursuant to item 6.8.1 of the Rules of the Differentiated Practices of Corporate Governance.
(4) Domestic Interbank Rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Pedrão Rio Branco
Name: Paulo Pedrão Rio Branco Title: Financial Executive Officer